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                            March 20, 2023

       Tiewei Song
       Chief Executive Officer
       BIMI International Medical Inc.
       9th Floor, Building 2
       Chongqing Corporation Avenue
       Yuzhong District, Chongqing,
       P. R. China, 400010

                                                        Re: BIMI International
Medical Inc.
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended December 31, 2021
                                                            Response dated
February 23, 2023
                                                            File No. 001-34890

       Dear Tiewei Song:

               We have reviewed your February 23, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 24, 2023 letter.

       Response dated February 23, 2023

       General

   1. We note your response to prior comment 8, including Appendix A. In your proposed disclosure, you state
that you rely on the opinion of your PRC counsel, Chongqing
                                                        Jiumujinyang
(Jiulongpo) Law Firm, regarding whether you or your subsidiaries are subject to the
permission requirements of the CAC. Clarify whether counsel is also opining as to the
approval requirements of the CSRC, as your disclosure on page 10 of your amended Annual
Report file August 31, 2022 seems to suggest. In future filings, please file the consent
of your PRC legal counsel as an exhibit.
 Tiewei Song
BIMI International Medical Inc.
March 20, 2023
Page 2

        You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264
with any other questions.



                                                      Sincerely,
FirstName LastNameTiewei Song
                                                      Division of Corporation
Finance
Comapany NameBIMI International Medical Inc.
                                                      Office of Trade &
Services
March 20, 2023 Page 2
cc:       Pang Zhang-Whitaker
FirstName LastName